UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated October 5, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: October 6, 2006	By: /s/ Bruce Winfield Bruce Winfield, President & CEO

News Release TSX-V: PDO 06-19 October 5, 2006

FINAL DRILL RESULTS FROM EL REFUGIO-PORVENIR PORPHYRY TARGET

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that all results have now been received from the program of reverse circulation drilling at the El Refugio-Porvenir porphyry zone on the Arroyo Verde property in Chubut province, Patagonia, Argentina. The 155 square mile property hosts both epithermal gold-silver vein mineralization in a rhyolite dome setting as well as the molybdenum-lead-zinc mineralization in a porphyry setting.

Initially two holes PO-53 and PO-54, drilled to approximately a 300 metre depth on a north-south line 380 meters apart within the heart of the geophysical chargeability anomaly, intersected 260 and 160 meters respectively of rhyolitic ignimbrite overlying a silicious rhyodacitic intrusive. The upper rhyolitic ignimbrite unit is strongly argillic quartz altered with intense kaolinite, zones of silicification, and with limonite and 5 to 15% pyrite in veinlets, disseminated, and in stockworks. In the lower rhyodacite intrusive unit strong prophylic chlorite and green clay alteration and strong silicification predominate with disseminated pyrite and fine grey veinlets with molybdenite, galena and sphalerite.

Hole PO-53 was anomalous in zinc and molybdenite in the lower intrusive unit with zinc ranging from 0.050 to 1.0 % from 170-320 meters and molybdenum from 300-320 meters averaging 0.0150%. Hole PO-54 was strongly anomalous in zinc and molybdenum in the lower intrusive unit averaging 0.22 % zinc and 0.029 % molybdenite and 340 ppm copper from 214-306 meters (92 meters). The last four meters of the drill hole averaged 0.34 % zinc, 0.27 % lead and 0.045 % molybdenite from 302-306 meters.

Subsequently four additional holes PO-89 to PO-92 were drilled to depths ranging from 136 to 400 meters on 750 to 1500 meter step outs north, east and west from drill hole PO 54. Holes PO-90 and PO-91 drilled 750 meters and 1500 meters north respectively of PO-54 were the best mineralized and intersected galena-sphalerite-pyrite and chalcopyrite as disseminations and veinlets from surface to a depth of 400 meters. Values were strongly anomalous in holes PO-90 and PO-91 averaging respectively: molybdenum 0.0175% from 55 to 313 meters (256 meters) and 0.0196% from 74 to 297 meters (223 meters); lead 0.0363% from 1 to 400 meters (399 meters) and 0.0892% from 19 to 379 meters (360 meters); and zinc 0.0783% from 137 to 400 meters (263 meters) and 0.0892% from 19 to 379 meters (360 meters. Mineralization is associated with an upper quartz-kaolinite (argillic) altered rhyolitic ignimbrite (0 to164 and 0 to 230 meters in PO-90 and PO-91 respectively), and an underlying quartz-chlorite-magnetite (propylitic) altered rhyodacite intrusive to the end of the holes (163 to 370 meters and 240 to 400 meters in PO-90 and PO-91 respectively). These mineralized zones are modeled as the outer propylitic and argillic alteration shells of a large porphyry system measuring 3 kilometers by four kilometers. Mineralization appears to increase in the northernmost hole PO-91 and is open to the north to the outer rim of the porphyry system, an estimated distance of 1500 meters, as defined by a geophysical Induced Polarization anomaly with strong chargeability. Sulphide and magnetite mineralization as disseminations and veinlets also appears to increase with depth as well as intensity of silicification.

“Although not economic we are encouraged by the large size, intense widespread alteration, and strongly anomalous disseminated molybdenum-lead-zinc mineralization encountered in holes drilled to date as they appear associated with a very large buried porphyry system. We are currently evaluating these results and will look to planning the next phase of exploration soon.” stated David Hottman, Chairman.

For further information contact: Dan Gibbons or Bruce Winfield
Telephone: 604-629-1929 Facsimile: 604-629-1930 info@portalresources.net
Or visit our website at www.portalresources.net

Sampling procedure at Arroyo Verde is to prepare two splits from the reverse circulation cuttings at the drill pad, which are sealed and stored at the project site in a secure location. One is retained for reference and the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. All work on the project is under the direction of Mr. Gary Nordin, P.Geo. the designated Qualified Person for the project.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”, President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

SYMBOL: PDO EXCHANGE: TSX VENTURE
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